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                             July 30, 2020

       Jack Hightower
       Chairman and Chief Executive Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, TX 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 27, 2020
                                                            File No. 333-235313

       Dear Mr. Hightower:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Prospectus Cover Page, page 1

   1. At an appropriate place in your filing, please revise to clearly provide the disclosure required by Item 501 of
Regulation S-K with respect to the securities being offered by the selling shareholders.
       Pro Forma Adjustment (j), page 80

   2. We note that pro forma adjustment j relates to the issuance of 2 million shares of
                                                        HighPeak Energy common
stock (and a corresponding number of warrants and CVRs) of
                                                        Forward Purchase
Investment for $20 million in proceeds. You disclose on pages vii and
                                                        14 that you have not
yet obtained the anticipated financing and negotiations continue.
 Jack Hightower
HighPeak Energy, Inc.
July 30, 2020
Page 2
      Unless you secure investor commitments to purchase an incremental 2 million shares of
      HighPeak Energy common stock prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11-02(b)(6) of Regulation S-
      X.

Background of the Business Combination
New Business Combination Transaction, page 121

3. We note the disclosure that following the July 24, 2020 meeting between the Pure Special
      Committee and representatives of Hunton Andrews Kurth, the members of the Pure
      Special Committee unanimously approved, and unanimously recommended approval to the Pure Board, of the entry into the Third Amendment to the Business Combination
      Agreement, and the transactions related thereto. We further note that the Third
      Amendment to Business Combination Agreement dated July 24, 2020 amended the agreement to provide, among other things, for the issuance of one warrant to purchase
      HighPeak Energy common stock for each one whole share of HighPeak Energy common stock issued to holders of Pure's Class A Common Stock as merger consideration. Please expand your disclosure to discuss the materials terms discussed at the July 24, 2020 meeting to include the reasons for issuing these warrants as merger consideration.

       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact
John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Irene Barberena-Meissner,
Staff Attorney, at 202-551-6548 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameJack Hightower
                                                          Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                          Office of Energy &
Transportation
July 30, 2020 Page 2
cc:       Taylor Landry, Esq.
FirstName LastName